SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: State Street Corporation

NAME OF PERSON RELYING ON EXEMPTION: SEIU Benefit Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

April 20, 2021

Dear Fellow State Street Shareholder,

The events of the past year, from the killings of George Floyd, Ahmaud Arbery and Breonna Taylor to the racially disproportionate impact of the COVID-19 pandemic on people of color, have greatly intensified the movement for racial justice. Corporations, including State Street Corporation (“State Street”), have acknowledged the existence of systemic racism and deplored discrimination and racialized violence.

At State Street’s annual shareholder meeting on May 19, 2021, shareholders can send the message that State Street must take concrete action to address racial inequities. Item #4 on State Street’s proxy card, “Shareholder proposal requesting that the board oversee a racial equity audit,” asks State Street to conduct and disclose the results of a racial equity audit. A racial equity audit would:

●	Analyze the full range of adverse racial impacts caused by State Street’s business and operations;
●	Allow State Street to catalyze action by other companies; and
●	Address racial inequities that are curbing economic growth and potentially depressing investors’ returns.

Societal expectations for companies around racial justice are shifting: Polling by JUST Capital found that 75-85% of Americans believe that companies should not only speak out against racism, but should also “be taking concrete steps to create a more equitable future going forward.”1 The leaders of JUST, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”2

1 https://www.fsg.org/blog/ceo-blueprint-racial-equity

2 https://www.fsg.org/blog/ceo-blueprint-racial-equity

This is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.3 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, last year, “is a yoke that drags on the American economy.”4

In 2017, State Street paid $5 million in back pay to settle Department of Labor charges, based on a pay equity analysis, that the company paid top female and black workers less than top male and white workers.5 State Street’s statement in opposition to the Proposal does not, however, outline any steps State Street has taken to audit its pay practices to determine whether a racial pay gap exists more broadly at the Company.

The finance industry has played an important role in perpetuating unequal wealth distribution to communities of color.  Whether it be modern day “redlining” techniques related to mortgage loans, excessive checking account fees, or, most recently, Payday Protection Program distribution, communities of color have faced decades of discrimination as a result of the financial industry’s policies and practices. Consulting firm BCG has stated that “we see financial institutions as uniquely well positioned to act—and to catalyze further action in corporate America.”6

A racial equity audit would help State Street identify and analyze the racial impacts of its business activities. The Company’s statement in opposition describes changes it has made to its proxy voting guidelines that address, to some extent, criticisms in a report last year by SEIU and Majority Action, which found that State Street supported all directors at 60% of companies with no black directors.7 However, the changes State Street has made do not address voting on shareholder proposals seeking political spending disclosure, which State Street supported only about one-third of the time in 2020;8 such disclosure allows shareholders of companies whose businesses have racially disparate impacts, like private prisons and meatpacking companies, to monitor efforts to influence elections and public policy.9 Nor do they include a revised approach to other proposals on subjects with potential racial impact such as environmental practices. More fundamentally, State Street’s changes do not appear to reflect any kind of systematic analysis of the racial impacts of proxy voting.

3 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

4 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

5 https://www.pionline.com/article/20171006/ONLINE/171009852/state-street-to-pay-5-million-in-back-pay-to-settle-charges-of-compensation-discrimination

6 https://www.bcg.com/publications/2020/financial-institutions-fighting-racial-inequality

7 https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/5fd841b950dc481b789a127e/1608008149955/MA_SEIU_EquityintheBoardroom2020.pdf, at 11.

8 https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/5fd841b950dc481b789a127e/1608008149955/MA_SEIU_EquityintheBoardroom2020.pdf, at 16.

9 See https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/5fd841b950dc481b789a127e/1608008149955/MA_SEIU_EquityintheBoardroom2020.pdf, at 22.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in State Street’s proxy statement.

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Public policy advocacy, both directly and through trade associations, is a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”10 State Street was not among the hundreds of companies and corporate leaders that signed on to a public statement opposing discriminatory legislation and measures that restrict or prevent voting by eligible voters. The statement, issued in the wake of voter suppression legislation being enacted or introduced in Georgia and other states, appeared as a full-page ad in The New York Times and The Washington Post in April.11

A racial equity audit would identify adverse impacts and suggest ways for State Street to promote racial justice. The CEO Blueprint for Racial Equity endorses such audits: “[T]o drive meaningful change, all businesses must conduct a racial equity audit and share that assessment. This assessment should take a hard look at how a company and its industry have benefited from racist systems, and should include a vision and concrete plans for how the company will repair those systems to support a liberating, antiracist culture.”12

10 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

11 https://www.theverge.com/2021/4/14/22384060/amazon-apple-google-facebook-public-letter-voting-rights

12 https://www.fsg.org/blog/ceo-blueprint-racial-equity

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in State Street’s proxy statement.

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State Street is in a position not only to begin remedying its own racial inequities but also to spur action by other companies. Already, key State Street competitor BlackRock has agreed, after receiving a proposal similar to the Proposal, to conduct a racial equity audit in 2022, “analyzing BlackRock’s impacts on nonwhite stakeholders and communities of color.”13 State Street ranks #4 in its industry on Fortune’s 2021 “World’s Most Admired Companies” list.14 It previously received plaudits for its leadership on gender equality, including board diversity.15 State Street can use its significant visibility and influence to show other companies the value of thoroughly examining their relationship to systemic racism.

In its statement in opposition to the Proposal, State Street touts its 10 Actions to Address Racism and Inequality, but they do not focus on the full range of adverse impacts, including broader societal harms, which a racial equity audit would address. All but two of the actions involves diversity and inclusion at the board or workforce level. State Street also promotes its participation in the Black Equity at Work Certification offered by Management Leadership for Tomorrow (“MLT”). MLT’s Governing and Advisory Boards include no representatives from any civil rights organization, but instead are populated by celebrities and business representatives. We are skeptical that participation in this program reflects a commitment to anti-racist work. Finally, a racial equity audit has the benefit of being conducted by an outside person or organization, which avoids blind spots and provides a fresh perspective.

For the reasons discussed above, we urge you to vote FOR Item 4 on State Street’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

13 Letter from R. Andrew Dickson, III dated Mar. 29, 2021 (on file with SEIU); see also https://www.pionline.com/governance/blackrock-pledges-conduct-racial-equity-audit

14 https://fortune.com/company/state-street-corp/worlds-most-admired-companies/

15 E.g., https://www.institutionalinvestor.com/article/b1b4fh28ys3mr9/State-Street-to-Turn-Up-the-Heat-on-All-Male-Boards; https://www.pionline.com/article/20180927/ONLINE/180929890/ssga-plans-on-increasing-efforts-to-get-women-on-company-boards

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in State Street’s proxy statement.

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